                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                AMENDMENT NO.  2
                                       to
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                      and

                                AMENDMENT NO.  1
                                       to
                                  SCHEDULE 13D
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ------------------
                             STIMSONITE CORPORATION
                           (Name Of Subject Company)

                         VISION ACQUISITION CORPORATION

                           AVERY DENNISON CORPORATION
                                   (Bidders)

                              ---------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title Of Class Of Securities)

                                   860832104
                     (Cusip Number Of Class Of Securities)

                               --------------------
                           ROBERT G. VAN SCHOONENBERG
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           AVERY DENNISON CORPORATION
                         150 N. ORANGE GROVE BOULEVARD
                           PASADENA, CALIFORNIA 91103
                                 (626) 304-2000

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                           -------------------------
                                   COPIES TO:
                           MICHAEL W. STURROCK, ESQ.
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 485-1234

CUSIP No. 860832104

-------------------------------------------------------------------------------
(1) Name of reporting persons:

            AVERY DENNISON CORPORATION

I.R.S. Identification No. of above person (entities only):    951492269
                                                              ---------

-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions):
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
(3) SEC use only

-------------------------------------------------------------------------------
(4) Source of funds (see instructions):

           [OO]
-------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)
                                                                            [_]
-------------------------------------------------------------------------------
(6) Citizenship or place of organization:

           State of Delaware
-------------------------------------------------------------------------------
(7) Aggregate amount beneficially owned by each reporting person:

           1,701,666
-------------------------------------------------------------------------------
(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                            [_]
-------------------------------------------------------------------------------
(9) Percent of class represented by amount in Row (7):

           20.2%
-------------------------------------------------------------------------------
(10) Type of reporting person (see instructions):

           CO
-------------------------------------------------------------------------------

CUSIP No. 860832104

-------------------------------------------------------------------------------
(1) Name of reporting persons:

       VISION ACQUISITION CORPORATION

I.R.S. Identification No. of above person (entities only):
                                                           --------------------

-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions):
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
(3) SEC use only

-------------------------------------------------------------------------------
(4) Source of funds (see instructions):

       AF
-------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                            [_]
-------------------------------------------------------------------------------
(6) Citizenship or place of organization:

       State of Delaware
-------------------------------------------------------------------------------
(7) Aggregate amount beneficially owned by each reporting person:

       1,701,666
-------------------------------------------------------------------------------
(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                            [_]
-------------------------------------------------------------------------------
(9) Percent of class represented to amount in Row (7):

       20.2%
-------------------------------------------------------------------------------
(10) Type of reporting person (see instructions):

       CO
-------------------------------------------------------------------------------

          This Amendment No. 2 to the Schedule 14D-1 and Amendment No. 1 to the
Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on June 10, 1999 (as amended by Amendment No. 1 to the Schedule 14D-1 filed with the Commission on June 22, 1999, the "Schedule 14D-1") and Schedule 13D filed with the Commission on June 10, 1999 (the "Schedule 13D") relating to the cash tender offer by Vision Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Avery Dennison Corporation, a Delaware corporation ("Parent") to purchase all of the outstanding shares of common stock, par value $.01 per share, of Stimsonite Corporation, a Delaware corporation (the "Company") at a purchase price of $14.75 per Share, net to the seller in cash (subject to applicable withholding of taxes), without any interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1999 (the "Offer to Purchase") and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase.

ITEM 4.   Source and Amount of Funds or Other Consideration.

          Item 4(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

          On June 23, 1999, Parent entered into dealer agreements with Goldman, Sachs & Co. ("Goldman") pursuant to which Goldman has agreed to act as dealer for the private placement of commercial paper which Parent intends to issue in connection with the Offer and for the private placement of extendible commercial notes which Parent intends to issue in connection with the Offer. Such dealer agreements are attached hereto as Exhibits (b)(1) and (b)(2) and are hereby incorporated by reference. On June 23, 1999, Parent also entered into a Commercial Paper Issuing and Paying Agent Agreement with Citibank, N.A. ("Citibank") pursuant to which Citibank has agreed to act as agent in connection with the issuance and payment of the foregoing commercial paper and extendible commercial notes. Such agreement is attached hereto as Exhibit (b)(3) and is hereby incorporated by reference. The commercial paper which Parent intends to issue is expected to be unsecured and is expected to have maturities of less than 366 days from the date of issuance and bear interest at prevailing market rates. The commercial paper is expected to be back-stopped by a credit facility provided by various banks. The extendible commercial notes which Parent intends to issue are expected to be unsecured and are expected to have maturities of less than 390 days from the date of issuance and bear interest at prevailing market rates.

ITEM 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented as follows:

Exhibit (a)(9). Press Release issued by Parent on June 22, 1999.

Exhibit (b)(1). Commercial Paper Dealer Agreement, dated as of June 23, 1999, between Parent and Goldman, Sachs & Co.

Exhibit (b)(2). Extendible Commercial Notes Dealer Agreement, dated as of June
                23, 1999, between Parent and Goldman, Sachs & Co.

Exhibit (b)(3). Commercial Paper Issuing and Paying Agent Agreement, dated as of
                June 23, 1999, between Parent and Citibank, N.A.

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to the Schedule 14D-1 and Amendment No. 1 to the Schedule 13D is true, complete and correct.


Dated:  June 25, 1999

                                    VISION ACQUISITION CORPORATION

                                    By: /s/  Robert G. van Schoonenberg
                                        -------------------------------
                                        Name:  Robert G. van Schoonenberg
                                        Title: President

                                    AVERY DENNISON CORPORATION

                                    By: /s/  Robert G. van Schoonenberg
                                        -------------------------------
                                        Name:  Robert G. van Schoonenberg
                                        Title: Senior Vice President, General
                                               Counsel and Secretary